UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 11, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Federal Life Group, Inc.

File No. 5-90852 - CF#37191

Insurance Capital Group, LLC and Matthew T. Popoli submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from an exhibit to a Schedule 13D filed on February 11, 2019 relating to their beneficial ownership of shares of common stock of Federal Life Group, Inc.

Based on representations by Insurance Capital Group, LLC and Matthew T. Popoli that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 2   through December 6, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa Countryman
Acting Secretary